securities and exchange commission
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Melissa A. Rosal
U.S. Bank National Association
190 S. LaSalle Street, 7th Floor
Chicago, IL 60603
(312) 332-7496
(Name, address and telephone number of agent for service)

Daimler Trust
(Issuer with respect to the Securities)
Delaware	20-7458816
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

36455 Corporate Drive Farmington Hills, Michigan	48331
(Address of Principal Executive Offices)	(Zip Code)

Mercedes-Benz Auto Lease Trusts
(Title of the Indenture Securities)

FORM T-1

Item 1.      GENERAL INFORMATION.  Furnish the following information as to the Trustee.

       a)   Name and address of each examining or supervising authority to which it is subject.
                Comptroller of the Currency
                Washington, D.C.

       b)   Whether it is authorized to exercise corporate trust powers.
                Yes

Item 2.     AFFILIATIONS WITH OBLIGOR.  If the obligor is an affiliate of the Trustee, describe each such affiliation.
                None

Items 3-15   Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.    LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

       1.    A copy of the Articles of Association of the Trustee.*

       2.    A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

       3.   A copy of the certificate of authority of the Trustee to exercise corporate trust powers, attached as Exhibit 3.

       4.   A copy of the existing bylaws of the Trustee.**

       5.   A copy of each Indenture referred to in Item 4.  Not applicable.

       6.   The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

       7.   Report of Condition of the Trustee as of December 31, 2012 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

  *      Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.
  **    Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-166527 filed on May 5, 2010.

2

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 9th of April, 2013.

By:	/s/ Melissa A. Rosal
Melissa A. Rosal
Vice President

3

**Exhibit 2**

Comptroller of the Currency
Administrator of National Banks

Washington, DC 20219

## CERTIFICATE OF CORPORATE EXISTENCE

I, Thomas J. Curry, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. "U.S. Bank National Association," Cincinnati, Ohio (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this certificate.

IN TESTIMONY WHEREOF, today, November 28, 2012, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.

Comptroller of the Currency

4

**Exhibit 3**

Comptroller of the Currency
Administrator of National Banks

Washington, DC 20219

## CERTIFICATE OF CORPORATE EXISTENCE AND FIDUCIARY POWERS

I, John Walsh, Acting Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq. as amended, and 12 U.S.C. 1, et seq. as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. "U.S. Bank National Association," Cincinnati, Ohio (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking and exercise fiduciary powers on the date of this certificate.

IN TESTIMONY WHEREOF, today, March 19, 2012, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.

John Walsh

Acting Comptroller of the Currency

5